UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

________________________

FORM 11-K

________________________

(Mark One)
☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                to               .

Commission File Number: 1-9813

GENENTECH, INC. TAX REDUCTION INVESTMENT PLAN
(Full title of the Plan)

GENENTECH, INC.
(Name of issuer of the securities held pursuant to the Plan)

1 DNA Way, South San Francisco, California  94080-4990
(Address of principal executive offices and zip code)

Genentech, Inc. Tax Reduction Investment Plan

In this report, “Genentech,” “we,” “us”, “our” and “the Company” refer to Genentech, Inc. “Common Stock” refers to Genentech’s Common Stock, par value $0.02 per share.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Plan Administrative Committee of the
Genentech, Inc. Tax Reduction Investment Plan

We have audited the accompanying statements of net assets available for benefits of the Genentech, Inc. Tax Reduction Investment Plan as of December 31, 2006 and 2005, and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  We were not engaged to perform an audit of the Plan’s internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2006 and 2005, and the changes in its net assets available for benefits for the year ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole.  The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2006, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Palo Alto, California
June 15, 2007

Genentech, Inc. Tax Reduction Investment Plan

Statements of Net Assets Available for Benefits

	December 31,
	2006	2005
Assets
Investments, at fair value	$916,508,076	$693,517,930
Cash	251,658	100,206
Receivables
Contribution receivable from Genentech, Inc.	24,911,078	44,050,368
Investment income receivable	3,773	3,781
Total receivables	24,914,851	44,054,149
Net assets available for benefits at fair value	941,674,585	737,672,285

Adjustment from fair value to contract value (for interest in common collective trust related to fully benefit-responsive investment contracts)	910,831	873,299
Net assets available for benefits	$942,585,416	$738,545,584

See accompanying notes.

Genentech, Inc. Tax Reduction Investment Plan

Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31,
	2006	2005
ADDITIONS
Investment income
Interest and dividends	$49,242,066	$14,486,673
Realized and unrealized gain, net	14,444,208	67,701,614
Total investment income	63,686,274	82,188,287

Contributions
Employee	85,936,883	65,545,273
Employee rollover	19,398,630	24,323,225
Employer	67,725,351	44,050,368
Total contributions	173,060,864	133,918,866
Total additions	236,747,138	216,107,153

DEDUCTIONS
Benefit payments	32,665,973	22,863,768
Administrative expenses	41,333	48,480
Total deductions	32,707,306	22,912,248

Net increase	204,039,832	193,194,905
Net assets available for benefits
Beginning of year	738,545,584	545,350,679
End of year	$942,585,416	$738,545,584

See accompanying notes.

Genentech, Inc. Tax Reduction Investment Plan

Notes to Financial Statements

December 31, 2006

(1)	PLAN DESCRIPTION

The following description of the Genentech, Inc. Tax Reduction Investment Plan (the “Plan”) provides only general information.  Participants should refer to the plan document for a more complete description of the Plan’s provisions.

General
The Plan is a defined contribution plan, effective January 1, 1985 and amended and restated as of January 1, 2006, established by Genentech (the “Plan Sponsor” and the “Plan Administrator”) for the benefit of eligible employees of the Company and its participating affiliates.  It is subject to the provisions of the Employee Retirement Investment Security Act of 1974, as amended (or “ERISA”).

Individuals eligible to participate under the Plan must be employees of Genentech or employees of an affiliate of Genentech that adopts the Plan with the approval of the Board of Directors of the Plan Sponsor.  Such employees become eligible immediately upon hire.  However, the following employees or classes of employees are not eligible to participate: (i) any employee who is a member of a collective bargaining unit and who is covered by a collective bargaining agreement where retirement benefits were the subject of good faith bargaining, unless the agreement specifically provides coverage of such employee under the Plan; (ii) any individual employed by any corporation or other business entity that is merged or liquidated into Genentech, unless the Administrative Committee for the Plan (or “the Committee”) designates such employees as eligible employees; (iii) any employee paid from a non-U.S. payroll; or (iv) any employee classified or treated as an independent contractor, consultant, leased employee (as defined under the Internal Revenue Code of 1986, as amended (“the Code”)), or an employee of an employment agency or other entity, even if subsequently determined to have been a common-law employee of Genentech.

Contributions
Each year, participants may contribute up to 50 percent of annual pretax compensation, as defined in the Plan.  Participants aged 50 years and older may include a catch-up contribution for a total contribution of up to 75 percent of annual pretax compensation.  Each participant may also contribute up to 99 percent of his or her eligible bonus, as defined in the Plan.  Subject to limitations of the Code, each participant in the Plan could elect to defer up to the lesser of $15,000 or 50 percent of his or her eligible compensation in 2006 and $14,000 or 50 percent of his or her eligible compensation in 2005.  Each participant aged 50 years and older in the Plan who made a catch-up contribution could elect to defer up to the lesser of $20,000 or 75 percent of his or her eligible compensation in 2006 and $18,000 or 75 percent of his or her eligible compensation in 2005.

Contributions are made through participant systematic salary reductions.  The participant’s salary is reduced by the elected savings amount (the “salary deferral contributions”) on a pre-tax basis.  Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.

The Company contributes 100 percent of the first 5 percent of eligible compensation that the participant contributes to the Plan (the “Match”).  Effective October 1, 2006 the Match is funded concurrently with a participant’s semi-monthly contribution to the Plan.  In October 2006, the Company funded a one-time matching contribution for the period from January 1, 2006 through September 29, 2006.  Prior to 2006, the Match was funded on an annual basis in the first quarter of the subsequent year.

In 2006, the Company also provided a nonelective contribution equal to two percent of eligible compensation of eligible participants employed on the last business day of the year (the “Nonelective Contribution”).  In 2005, the Nonelective Contribution was equal to 1 percent of each participant’s eligible compensation.  The Nonelective Contribution was funded in the first quarter of the subsequent year.  The Nonelective Contribution was $20,835,002 and $8,149,192 in 2006 and 2005, respectively.

Participants direct the investments of their contributions into various investment options offered by the Plan.  The Plan currently offers investments in mutual funds, a common collective trust, money market funds, the Company’s Common Stock, and certain other individual securities and a money market fund available through a brokerage account.  Effective September 30, 2006, investments in Genentech Common Stock are limited to 30 percent of a participant’s future contributions.

All amounts contributed to the Plan are deposited in a trust account with Fidelity Management Trust Company (or “Plan Trustee”).  The Plan Trustee has blanket bond insurance covering the full market value of the securities and investments in its custody.

Participant Accounts
Each participant’s account is credited with the participant’s contribution, the Match, the Nonelective Contribution and Plan earnings.  An individual participant’s account is credited with Plan earnings or losses on a pro rata basis as the actual investment funds report their earnings performance.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting
Participants are 100 percent vested immediately in all contributions to the Plan plus actual earnings thereon.

Participant Loans
Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of (i) $50,000, less the highest outstanding loan balance during the preceding twelve months, or (ii) 50 percent of their vested account balance.  The loans are secured by the balance in the participant’s account and bear fixed interest rates (presently 2 percent above the bank prime interest rate) that range from 6 percent to 11.5 percent at December 31, 2006.  Principal and interest are paid ratably through monthly payroll deductions over three or five years, or fifteen years if the purpose of the loan is to purchase a participant’s principal residence.  Trustee fees related to the establishment and administration of the loans are deducted from each of the applicable participant’s accounts.

Administrative Expenses
Certain administrative fees, such as accounting, legal, and consulting fees are paid by the Plan Sponsor.

Payment of Benefits
On termination of service due to a participant’s death, disability, retirement, attainment of age 70-1/2 (applicable only to participants who own 5 percent or more of Genentech’s Common Stock), or termination of service for other reasons, or authorized exercise of a participant’s withdrawal rights under the Plan, a participant may receive a lump-sum amount equal to the value of the participant’s vested interest in his or her account.  Upon termination, a participant must consent to a distribution if his or her account balance under the Plan exceeds $5,000.  Distributions are made upon receipt of the participant’s or beneficiary’s election directing the method of distribution.

Anytime prior to termination of employment with us, the Committee may grant a participant’s request for a withdrawal from the participant’s account if the Committee makes a determination that such withdrawal is necessary in light of the immediate and significant financial needs of the participant and is in accordance with the requirements of the Code and regulations promulgated there under.  In addition, a Plan participant may withdraw up to the entire balance of his or her Plan account if over age 59-1/2.

(2)	SUMMARY OF SIGNIGICANT ACCOUNTING POLICIES AND BASIS OF PRESENTATION

Basis of Accounting
The accompanying financial statements of the Plan are prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles (or “GAAP”).

Recent Accounting Pronouncements
The Financial Accounting Standards Board (or “FASB”) issued new accounting rules for defined contribution plan stable value investment options. The rules, released in the form of FASB Staff Position AAG INV-1 and SOP 94-4-1, “Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans” (the “FSP”), (i) define the types of investment contracts that are eligible for contract value accounting treatment, (ii) provide a definition of a fully benefit-responsive investment contract, and (iii) outline specific disclosure requirements that must be satisfied by benefit-responsive investment contracts.  The FSP became effective for financial statements for annual periods ending after December 15, 2006.  If comparative financial statements are presented, the guidance in this FSP is applied retrospectively to all prior periods presented.

The Plan invests in a common collective trust, Fidelity’s Managed Income Portfolio II fund, which owns fully benefit-responsive investment contracts.  As a result of the implementation of this FSP, the Plan reflected the Fidelity’s Managed Income Portfolio II fund at fair value and recognized an adjustment from fair value to contract value for the fully benefit-responsive investment contract of $910,831 and $873,299 as of December 31, 2006 and 2005, respectively, in the accompanying Statements of Net Assets Available for Benefits.

Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosures of contingent assets and liabilities.  Actual results could differ from those estimates.

Investment Valuation and Income Recognition
The Plan investments are stated at quoted market prices on the last business day of the year to value mutual funds.  Shares of mutual funds are valued at the net asset values of shares held by the Plan at year-end.  The units of the common collective trust funds are valued at unit prices established by the fund’s sponsor on the last business day of the plan year based on the fair value of each fund’s underlying assets.  Participant loans are valued at their outstanding balance, which approximates fair value.  Common stock is valued at the quoted market price on the last day of the plan year.  All purchase and sales of securities are recorded on a trade-date basis.  Gains and losses on the disposal of investments are determined based on the average cost of all securities.  Dividend income is recorded on the effective date of a declared dividend.  Income from other investments is recorded as earned on an accrual basis.

Payment of Benefits
Benefits are recorded when paid.

Risks and Uncertainties
The Plan provides for various investment options in common stock, mutual funds and common collective trust funds.  Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risk.  Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and those changes could materially affect the amounts reported in the Statements of Net Assets Available for Benefits.

(3)	INVESTMENTS

The following presents the fair value of investments that represent five percent or more of the Plan’s net assets.

	December 31,
	2006	2005
Fidelity U.S. Equity Index Pool	$100,506,389	$79,100,590
Fidelity Growth Company Fund	99,927,141	78,206,130
Genentech Common Stock	96,072,809	93,878,547
Neuberger & Berman Genesis Trust	81,122,241	66,514,639
Fidelity Diversified International Fund	81,052,622	42,742,772
Fidelity Balanced Fund	79,047,698	58,262,114
Fidelity Managed Income Portfolio II	75,965,317	58,703,491
Fidelity Magellan Fund	57,233,624	60,528,559

During 2006 and 2005, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in fair value by $14,444,208 and $67,701,614, respectively.

	Net Realized and Unrealized Appreciation (Depreciation) in Fair Value of Investments
	2006	2005
Common stock	$(11,832,513)	$38,778,495
Mutual funds	13,165,402	25,085,908
Common collective trust	13,111,319	3,837,211
	$14,444,208	$67,701,614

(4)	RELATED PARTY TRANSACTIONS

Certain Plan investments are shares of mutual funds managed by the Plan Trustee and, therefore, these transactions qualify as party-in-interest transactions.  Certain investment management fees, such as recordkeeping fees and trust/custody fees, paid to the Plan Trustee are deducted from investment returns and reduce the net asset values of the investments.  Fees paid by plan participants for setup and loan maintenance, short term trading and overnight billing services amounted to $41,333 and $48,480 for the years ended December 31, 2006 and 2005, respectively.

Transactions in shares of Genentech Common Stock qualify as party-in-interest transactions under the provisions of ERISA.  During 2006 and 2005, the Plan made purchases of $22,183,035 and $17,631,409, respectively, and sales of $6,935,965 and $10,452,888, respectively, of Genentech Common Stock on behalf of its participants.  In addition, the Plan made in-kind transfers of Genentech Common Stock to participants of $900,565 during 2006 and $1,385,227 during 2005.

(5)	PLAN TERMINATION

Although it has not expressed any intent to do so, the Company’s Board of Directors has the right under the Plan to discontinue its contributions at any time and to alter, amend or terminate the Plan, or any part of the Plan, subject to the provision of ERISA.  In the event of Plan termination, participants would remain 100 percent vested in their employer contributions.  The balances credited to their accounts would remain with the Plan Trustee until the balances become distributable in accordance with the Plan.

(6)	TAX STATUS

The Plan received a determination letter from the Internal Revenue Service dated March 18, 2003, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation.  Subsequent to the issuance of the determination letter, the Plan was amended and restated.  Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. Certain immaterial noncompliance items were recently detected by the Company; however, the Company has communicated appropriate steps to bring the Plan’s operation into compliance with the Code.

(7)	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of the Statement of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits per the financial statements at December 31, 2006 to the Form 5500:

Statement of Net Assets Available for Benefits	2006
Net assets available for benefits per the financial statements	$942,585,416
Adjustment from contract value to fair value (for interest in a collective common collective trust related to fully benefit-responsive investment contracts)	(910,831)
Net assets available for benefits per the Form 5500	$941,674,585

Statement of Changes in Net Assets Available for Benefits	2006
Total additions per the financial statements	$236,747,138
Adjustment from contract value to fair value (for interest in a collective common collective trust related to fully benefit-responsive investment contracts)	(910,831)
Total income per the Form 5500	$235,836,307

Genentech, Inc. Tax Reduction Investment Plan

EIN: 94-2347624, Plan #001

Schedule H, Line 4i — Schedule of Assets (Held At End of Year)

December 31, 2006

(a)	(b)	(c)		(e)
	Identity of issuer, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value(1)		Current Value
	Mutual Funds:
*	Fidelity Magellan Fund	639,339	shares	$57,233,624
*	Fidelity Growth Company Fund	1,433,469	shares	99,927,141
*	Fidelity Balanced Fund	4,068,332	shares	79,047,698
*	Fidelity Diversified International Fund	2,193,576	shares	81,052,622
*	Fidelity Freedom Income Fund	179,360	shares	2,069,813
*	Fidelity Freedom 2000 Fund	54,048	shares	673,438
*	Fidelity Freedom 2010 Fund	489,793	shares	7,160,770
*	Fidelity Freedom 2020 Fund	1,240,758	shares	19,268,967
*	Fidelity Freedom 2030 Fund	1,035,353	shares	16,596,715
*	Fidelity Freedom 2040 Fund	1,291,251	shares	12,241,056

	PIMCO Total Return Fund	4,451,884	shares	46,210,555
	Clipper Fund	484,335	shares	44,549,156
	Neuberger & Berman Genesis Trust	1,699,607	shares	81,122,241
	Domini Social Equity Fund	174,405	shares	5,828,606
	GMO U.S. Core Equity Fund	1,205,086	shares	17,883,479
	Laudus Rosenberg International Small Capitalization Fund	1,310,885	shares	27,751,435
*	Fidelity Small Cap Stock Fund	1,397,209	shares	26,560,946

	Common Collective Trusts:
*	Fidelity Managed Income Portfolio II	76,876,148	units	75,965,317
*	Fidelity U.S. Equity Index Pool	2,213,310	shares	100,506,389

	Money Market Funds:
*	Fidelity Institutional Cash Portfolio	816,646	shares	816,646

*	Genentech Common Stock	1,184,532	shares	96,072,809

*	Assets in Brokerage Link Accounts(4)	(2)		8,976,119

*	Participant Loans	(3)		8,992,534

	Total Investments			$916,508,076
___________
(1)	Cost information is not provided as all investments are participant directed.
(2)	Various investments, including common stocks, mutual funds and money market funds.
(3)	Maturing at various dates through 2022 at interest rates ranging from 6.0% to 11.5%.
(4)	Certain investments in the Brokerage Link Accounts are issued by a party-in-interest to the Plan.

*	Indicates party-in-interest to the Plan.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Genentech, Inc. Tax Reduction Investment Plan
by Genentech, Inc., Plan Administrator

Date:	June 15, 2007	/s/ DAVID A. EBERSMAN
David A. Ebersman Executive Vice President and Chief Financial Officer and Plan Administrative Committee Member for Genentech, Inc. Tax Reduction Investment Plan

Date:	June 15, 2007	/s/ ROBERT E. ANDREATTA
Robert E. Andreatta Controller and Chief Accounting Officer and Plan Administrative Committee Member for Genentech, Inc. Tax Reduction Investment Plan

Genentech, Inc. Tax Reduction Investment Plan

Index of Exhibit Filed with Form 11-K
For the Year Ended December 31, 2006

Exhibit Number	Description
23.1	Consent of Independent Registered Public Accounting Firm, filed with this document